KEARNY FINANCIAL CORP. AND SUBSIDIARIES
                STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
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                (In Thousands, Except Per Share Data, Unaudited)


                                                              Three Months Ended
                                                              September 30, 2006
                                                              ------------------


Income available to common stockholders                       $         926

Weighted average shares outstanding                                  69,751

Basic earnings per share                                      $        0.01

Income for diluted earnings per share                         $         926

Total weighted average common shares and equivalents
outstanding for diluted computation                                  70,465

Diluted earnings per share                                    $        0.01